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                     June 18, 2024

       James Cleary
       Executive Vice President and Chief Financial Officer
       Cencora, Inc.
       1 West First Avenue
       Conshohocken, PA 19428

                                                        Re: Cencora, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 001-16671

       Dear James Cleary:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services